SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

Emerson Radio Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

291087203
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A6	Page 2 of 8

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,517,612
	8	SHARED VOTING POWER
44,500
	9	SOLE DISPOSITIVE POWER
2,517,612
	10	SHARED DISPOSITIVE POWER
44,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,562,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A6

This constitutes Amendment No. 6 to the statement on Schedule 13D (the “Amendment No. 6”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed May 22, 2012 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”) and Trust A-4 (“Trust A-4” and, collectively with Trust A-3, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $498,760.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $1,108,624.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $1,177,710.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $3,748.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (S8) (“MILGRAT (S8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT (S8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (S8) were contributed to MILGRAT (S8) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (C9) (“MILGRAT (C9)”), dated as of January 18, 2013, Mr. Miller was named as the trustee to MILGRAT (C9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (C9) were contributed to MILGRAT (C9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J9) (“MILGRAT (J9)”), dated as of May 6, 2013, Mr. Miller was named as the trustee to MILGRAT (J9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J9) were contributed to MILGRAT (J9) by its grantor, Catherine C. Miller.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $431,972.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The purchase price for the shares of Common Stock held by the IRA was approximately $1,029.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 6 is being filed to report that, since the filing of Amendment No. 5 to the Statement, dated April 8, 2013, on June 12, 2013, Mr. Miller submitted a proposal for inclusion in the proxy statement to be circulated in connection with the Company’s next annual meeting of stockholders. The proposal is for the adoption of cumulative voting in the election of Directors. A copy of the letter, the proposal and proof of ownership are attached hereto as Exhibit 99.3.

In addition, on June 4, 2013, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Miller.

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

Mr. Miller previously disclosed the following information in the Statement:

As set forth in the Statement originally filed on May 22, 2012, on November 3, 2011, Mr. Miller sent a letter to the Company urging the Company to declare a special cash dividend as an indication that the Board of Directors of the Company (the “Board”) was considering the interests of public shareholders and suggesting that strategic alternatives be reviewed. Mr. Miller stated that he continued to believe that such actions by the Company would enhance shareholder value, and that he believed that a sale of the company may have been in the best interest of public shareholders. He stated that he shared the concerns regarding the independence of Emerson’s directors expressed by other shareholders in the Schedule 13D filed on January 23, 2012. A copy of Mr. Miller’s November 3, 2011 letter to the Company is attached as Exhibit 99.1 to the Statement.

As set forth in Amendment No. 1 to the Statement filed on August 6, 2012, on July 26, 2012, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller resulting from a 1.2% increase in his ownership of Emerson Common Stock. In addition, on August 6, 2012, Mr. Miller sent a letter to the Board suggesting that the Board consider a merger or sale of the Company to resolve uncertainties over the bankruptcy of The Grande Holdings Limited (Provisional Liquidators Appointed) and control and strategic direction of the Company. Mr. Miller continued to believe that such actions by the Company would enhance shareholder value and that a merger or a sale of the Company would be in the best interests of the Company’s shareholders.

As set forth in Amendment No. 5 to the Statement filed on April 8, 2013, Mr. Miller stated that he believed that the Company’s capital structure was highly problematic, with its controlling shareholder in bankruptcy - The Grande Holdings Limited (Provisional Liquidators Appointed). In light of this Mr. Miller stated that he would welcome and strongly support the Board’s declaration and payment of a special dividend of $1.25 per share, and stated that a sale of the Company would be in the best interest of all shareholders.

Except as described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that the Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)   Mr. Miller may be deemed to beneficially own 2,562,112 shares of Common Stock, which is equal to approximately 9.4% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on February 14, 2013. As of the date hereof, 309,789 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 643,983 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 102,892 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (S8), 232,642 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (C9), 381,899 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (J9), 599,302 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 237,271 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned by the IRA, and 8,640 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b)   Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, MILGRAT (S8), MILGRAT (C9), MILGRAT (J9), the IRA, Milfam II, LIMFAM LLC and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c)   The following table details the transactions effected by Mr. Miller since the filing of Amendment No. 5.

	Trust C*
Date of Transaction	Number of Shares Purchased	Price Per Share
April 17, 2013	45,000	$1.6133
April 18, 2013	100	$1.56
April 25, 2013	25,000	$1.61
April 29, 2013	1,034	$1.60
April 30, 2013	100,000	$1.60

*These shares were transferred to MILGRAT (J9) on May 6, 2013. Such transactions only effected a change in the form of beneficial ownership without changing Mr. Miller’s dispositive or voting control.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
May 13, 2013	4,100	$1.55
May 31, 2013	500	$1.55
June 4, 2013	95,400	$1.55

(d)  Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)   Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Letter, dated November 3, 2011, by Lloyd I. Miller, III to the Board of Directors of the Company (incorporated by reference from the Schedule 13D filed May 22, 2012)

Exhibit 99.2 Letter, dated August 6, 2012, by Lloyd I. Miller to the Board of Directors of the Company (incorporated by reference from Amendment No. 2 to Schedule 13D filed August 7, 2012)

Exhibit 99.3 Letter, dated June 11, 2013, by Lloyd I. Miller to the Company, including the shareholder proposal and proof of ownership

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2013

	By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III